November 27, 2024

Yusheng Han
Chief Executive Officer
Burning Rock Biotech Ltd
No. 5, Xingdao Ring Road North, International Bio Island
Guangzhou, 510005
Peoples Republic of China

       Re: Burning Rock Biotech Ltd
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 001-39316
Dear Yusheng Han:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services